UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2026 (Report No. 5)

Commission file number: 001-38610

ALARUM TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

8 Yitzhak Sadeh Street

Tel-Aviv, 6777508 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On July 16, 2026, Alarum Technologies Ltd. (the “Registrant”) was formally served with a motion filed by Gad Libman in the Economic Department of the District Court in Tel Aviv pursuant to Section 198A of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”), seeking the discovery and inspection of certain Registrant documents in connection with the matters underlying certain recent public disclosures made by the Registrant (the “Discovery Motion”). Section 198A of the Israeli Companies Law permits a shareholder seeking to evaluate whether grounds exist to bring a derivative action on behalf of a company to request that an Israeli court order the discovery of specified company documents.

The court set a timeline for the Registrant’s answer and a response to the Registrant’s answer, and scheduled a hearing on the Discovery Motion for December 15, 2026.

In addition, on July 21, 2026, the Registrant, along with its Chief Executive Officer and its Chief Financial Officer (together: the “Defendants”), were served with a motion to certify a claim as a class action filed by Hadar Shamai (the “Plaintiff”) against the Defendants in the Economic Department of the District Court in Tel Aviv, Israel (the “Motion”).

In the Motion, the Plaintiff alleges, inter alia, that the Registrant made misleading statements and/or omitted material information concerning the Registrant’s residential proxy business and the related regulatory and operational risks; that the Defendants bear joint and several liability and that the Defendants allegedly violated U.S. securities laws. According to the Plaintiff, the alleged damages are up to NIS 120 million. Furthermore, the Plaintiff seeks in the Motion certification of a securities class action on behalf of all persons who purchased the Registrant’s shares between March 29, 2022 and July 2, 2026, and held such shares as of July 2, 2026. Furthermore, the Plaintiff argued that the court in Israel is the convenient forum to litigate a class action on behalf of the class of persons who purchased the Registrant’s shares in Israel.

The Registrant is reviewing both proceedings together with its legal advisors and intends to defend itself vigorously. The Registrant will provide updates regarding these matters if and when required in accordance with applicable law.

This Report of Foreign Private Issuer on Form 6-K (the “Report”), including its exhibit, is incorporated by reference into the registration statements on Form S-8 (File Nos. 333-233510, 333-239249, 333-250138, 333-258744, 333-267586, 333-274585, 333-285941 and 333-296294) and Form F-3 (File No. 333-283429) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

This Report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Forward-looking statements include, without limitation, statements regarding the possibility of a derivative action, the class action, and other litigation arising from the proceedings described above. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “may,” “will,” “could,” “continue,” and similar expressions are intended to identify forward-looking statements. Because such statements relate to future matters and are based on the Registrant’s current expectations, they are subject to various risks and uncertainties, and actual results may differ materially from those described in or implied by these forward-looking statements. These risks and uncertainties include, among others, the possible outcome of any discovery, motions, derivative actions, class action, or other litigation, and the other risks and uncertainties discussed under the heading “Risk Factors” in the Registrant’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 19, 2026, and in its subsequent filings with the SEC. Except as required by law, the Registrant undertakes no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alarum Technologies Ltd. (Registrant)

Date: July 22, 2026	By	/s/ Omer Weiss
	Name:	Omer Weiss
	Title:	Corporate Legal Counsel

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